
Mail Stop 3628

February 4, 2009

By Facsimile and U.S. Mail

Keith Kolerus
Chairman of the Board
Agilysys, Inc.
28925 Fountain Parkway
Solon, OH 44139

> **Re:** **Agilysys, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 28, 2009**
> **File No. 0-05734**

Dear Mr. Kolerus:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Please revise throughout your document to clarify the color of your proxy card.

2. Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the Ramius group and the material details of any discussions or correspondence.

3. Please describe whether abstentions and broker-non-votes will be counted towards the quorum requirement.

4. We note that security holders may have cumulative voting rights if prior written notice is provided to the company. Please state whether Ramius has provided this notice and continue to update the status of cumulative voting. In addition, please indicate if discretionary authority to cumulate votes is solicited and if so, please advise us of your legal analysis for using discretionary authority to cumulate votes. Refer to Item 6(c) of Schedule 14A.

Proposal 1—Election of Directors, page 6

5. We note that you refer to the Ramius Nominees. Please revise to name each of the Ramius nominees and include a description of their business experience in this section.

6. We note that the shares represented by the proxy card will be voted for substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Other Matters, page 36

7. Please state the total amount estimated to be spent and the total expenditures to date for the solicitation. Refer to Item 4(b)(4) of Schedule 14A. Please note that you may exclude the costs represented by the amount normally expended for an election of directors in the absence of a contest. Refer to Instruction 1 to Item 4 of Schedule 14A.

8. In the soliciting material filed by Ramius on February 2, 2009, the participants refer to a settlement and the nomination of Mr. Steve Tepedino. Please revise to describe any settlement or advise us. Refer to Item 4(b)(6) of Schedule 14A.

Closing Information

Please amend the proxy statement in response to these comments. Clearly and precisely mark the changes to the proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Arthur Hall, Esq.
        Calfee, Halter & Griswold LLP